Mail Stop 3561

April 23, 2007

<u>Via U.S. Mail</u>

Gregory M. Bartlett
Director
Crusade Management Limited
Level 4, 4-16 Montgomery Street
Kogarah, New South Wales, Australia 2217

**Re: Crusade Global Trust No. 2 of 2006
          Form 10-K for the fiscal year ended September 30, 2006
          Filed December 22, 2006**

          **Form 10-D for the quarterly distribution period from September 21, 2006 to
          October 31, 2006
          Filed November 28, 2006
          File No. 333-128920-01**

Dear Mr. Bartlett,

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K</u>
<u>ITEM 1114(B)(2) OF REGULATION AB, page 3</u>

1. We note that you are incorporating by reference the financial statements of PMI Mortgage Insurance Ltd. Please note that incorporation by reference must comply with all applicable rules. Refer to Instruction 1. to Item 1100(c)(1). Please revise your

disclosure here to provide the file number(s) so that investors may locate the incorporated information. Also, please revise your exhibit list to include the incorporated information. Refer to Item 601(b)(13) of Regulation S-K, Rule 303 of Regulation S-T, and Rule 12b-23 under the Exchange Act. Please make corresponding changes to your Item 1115(b) disclosure below.

Signatures

2. Please revise the signature block of your Form 10-K to clearly indicate that Mr. Bartlett is the senior officer in charge of securitization of the depositor. See General Instruction J(3) to Form 10-K. Additionally, please make corresponding changes to your Section 302 certification. See footnote 1 to Item 601(b)(31)(ii) of Regulation S-K.

Exhibit 31.1

3. Please revise paragraph 4 to state that the "servicers" have fulfilled their obligations under the servicing agreement(s) in all material respects.

Exhibits 33.1 through 33.5 - Report on Assessment of Compliance with Servicing Criteria

4. We note that none of the servicers assessed compliance with several of the servicing criteria set forth in Item 1122 of Regulation AB. Please explain to us why the criteria set forth in subparagraphs (d)(1)(ii), (d)(1)(iv), (d)(2)(iii), (d)(2)(vi), (d)(4)(x) – (d)(4)(xii) were deemed not applicable.

Form 10-D
Item 7. Significant Enhancement Provider Information, page 3

5. As a follow up to comment 1 above, please revise your disclosure here and revise your exhibit list to provide the file number(s) so that investors may locate the incorporated information.

Exhibit 99.1

6. We note that you distribute quarterly payments to securityholders, however, your payment summary subheadings appear to present "monthly" information. Please revise or advise.

**   **   **

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rolaine Bancroft at (202) 551-3313 with any questions. If you need further assistance, you may call me at (202) 551-3750.

Sincerely,

Max A. Webb
Assistant Director

cc: Angela L. Clark, Esq.
        Mayer Brown Rowe & Maw
        via facsimile: (212) 262-1910